SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No.       )*

WELLS CORE OFFICE INCOME REIT, INC.
(Name of Subject Company (issuer))

REIT EXCHANGE FUND, INC.
(Names of Filing Person (offeror))

Common Stock
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)

Nathan D. Leight Spring Asset Management LLC 801 Arthur Godfrey Road Suite 300 Miami Beach, FL 33140 (305) 209-9898	Copy to: Thomas D. Balliett, Esq. Philip R. Weingold, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9100

(Name, address, and telephone numbers of person
authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee
Transaction	Amount of
Valuation(1)	Filing Fee(2)

$6,189,173.43	$844.20

(1)                                 Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the aggregate offering price of $500,000,000 multiplied by the subject company’s proportional, capitalization-weighted share of the offering as set forth in RXF’s Registration Statement on Form N-2, dated April 9, 2013.

(2)                                 The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                                Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $68,200
Form or Registration Number:  333-187821
Filing Party:  REIT Exchange Fund, Inc.
Date Filed:  April 9, 2013

☐                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto) relates to the offer by REIT Exchange Fund, Inc. (“RXF”) to exchange shares of common stock (the “Shares”) in Wells Core Office Income REIT, Inc., the subject company, for a fixed number of RXF’s common shares (“RXF Common Shares”), upon the terms and subject to the conditions set forth in RXF’s prospectus which forms part of a Registration Statement on Form N-2, dated April 9, 2013 (as it may be amended or supplemented from time to time, the “Prospectus”).

Item 1.  Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in RXF’s Prospectus under the heading: “Prospectus Summary” is incorporated herein by reference.

Item 2.  Subject Company Information.

Regulation M-A Item 1002

(a) Name and address.  The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Wells Core Office Income REIT, Inc.

6200 The Corners Parkway
Norcross, GA 30092-3365

(770) 449-7800

(b) Securities.  This Schedule TO relates to RXF’s offer to exchange RXF Common Shares for Shares in the subject company upon the terms and subject to the conditions set forth in RXF’s Prospectus.  As of February 28, 2013, 18,552,517 Shares were issued and outstanding according to the subject company’s annual report on Form 10-K for the period ended December 31, 2012.

(c) Trading Market and Price.  None.

Item 3.  Identity and Background of Filing Person.

Regulation M-A Item 1003

(a) – (c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.

The information set forth in RXF’s Prospectus under the heading: “The Fund” is incorporated herein by reference.

Item 4.  Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms.

The information set forth in RXF’s Prospectus under the following headings is incorporated herein by reference:

“Prospectus Summary”

“Terms of Exchange”

Item 5.  Past Contracts, Transactions Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. None.

(b) Significant Corporate Events. None.

Item 6.  Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes.  The information set forth in RXF’s Prospectus under the heading “Investment Objective and Policies” is incorporated herein by reference.

(c) (1)-(7) Plans.  None.

Item 7.  Sources and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Sources of Funds.  The Offer does not include any cash.  The information set forth in RXF’s Prospectus under the following headings is incorporated herein by reference:

“Prospectus Summary”

“Use of Proceeds”

“Use of Financial Leverage”

(b) Conditions.  The Offer is not subject to a financing condition.

(c) Borrowed Funds.  The information set forth in RXF’s Prospectus under the heading “Use of Financial Leverage” is incorporated herein by reference.  The proposed working capital facility described therein will not be used to provide any cash for the Offer.

Item 8.  Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership.  None.

(b) Securities Transactions.  RXF: None.  RXF officers and directors: None.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations.  The information set forth in RXF’s Prospectus under the following headings is incorporated herein by reference:

“Prospectus Summary”

“Terms of the Exchange”

“Use of Proceeds”

“Transaction Fees”

Item 10.  Financial Statements.

(a) Financial Information.  RXF has not conducted any business other than in connection with its organization.  RXF will file audited financial statements by amendment.

(b) Pro Forma Information.  Not applicable.

Item 11.  Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  Not applicable.

(b) Other Material Information. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference.

Item 12.  Exhibits.

Regulation M-A Item 1016

Exhibit No.

(a)(1)(A)                                                 Letter of Transmittal (including IRS Form W-9).

(a)(1)(B)                                                 Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(C)                                                 Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(D)                                                 Instruction Form to be used with the Letter of Transmittal.

(a)(4)                                                                  Preliminary Prospectus, dated April 9, 2013, filed as part of RXF’s Registration Statement on Form N-2 with the Securities and Exchange Commission (File No. 333-187821) incorporated herein by reference.

(a)(b)                                                                  None.

(a)(d)                                                                  None.

(a)(g)                                                                  None.

(a)(h)                                                                  None.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 10, 2013

REIT Exchange Fund, Inc.

By:	/s/ Guy M. Barudin
Guy M. Barudin, Chief Operating Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(B)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(C)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(D)	Instruction Form to be used with the Letter of Transmittal.

(a)(4)

Preliminary Prospectus, dated April 9, 2013, filed as part of RXF’s Registration Statement on Form N-2 with the Securities and Exchange Commission (File No. 333-187821) incorporated herein by reference.

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